Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands of dollars)	2008	2009	2010	2011	2012

Earnings (loss) from continuing operations before income taxes	$6,769	$(8,522)	$(36,847)	$(7,962)	$(5,265)

Income (loss) attributable to non-controlling interest	-	-	-	-	-

Distributions from equity investments	-	-	-	-	-

Interest Capitalized	-	-	-	-	-

Fixed charges from below	91,074	83,209	73,675	69,342	79,259

	$97,843	$74,687	$36,828	$61,380	$73,994
Interest Expense

Corporate level interest	$91,074	$83,209	$73,675	$69,342	$79,259

Project level interest	-	-	-	-	-

	$91,074	$83,209	$73,675	$69,342	$79,259

Ratio of Earnings to Fixed Charges	1.07	0.90	0.50	0.89	0.93

(1) For purposes of computing this ratio of earnings to fixed charges, fixed charges consists of corporate level interest expense which includes an estimate for the interest portion of rental expense.  Earnings consists of earnings (loss) from continuing operations before income taxes.  Earnings were insufficient to cover fixed charges in 2009, 2010, 2011 and 2012 by $8.5 million, $36.8 million, $8.0 million and $5.3 million, respectively.